UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of March 2011

Commission File Number 1-34694

VimpelCom Ltd.

(Translation of registrant’s name into English)

SOM 2 Bld., Floor 2, Claude Debussylaan 15, 1082 MC, Amsterdam, the Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):         .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):         .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐        No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIMPELCOM LTD.
(Registrant)

Date: March 9, 2011

	By:	/s/ Alexander Izosimov
	Name:	Alexander Izosimov
	Title:	Chief Executive Officer

On January 17, 2011, VimpelCom Ltd. (“VimpelCom”) announced that its Supervisory Board gave its final approval for the proposed combination of VimpelCom and WIND TELECOM S.p.A. (formerly Weather Investments S.p.A.) (the “Transaction”). A special general meeting of VimpelCom shareholders to approve certain proposals in relation to the Transaction (the “Special General Meeting”) is scheduled to take place on March 17, 2011. The formal notice of the Special General Meeting was issued by VimpelCom on January 17, 2011 and a proxy statement (the “Proxy Statement”) in relation to the Special General Meeting was furnished to the U.S. Securities and Exchange Commission (the “SEC”) as Exhibit 99.1 to VimpelCom’s Report of Foreign Private Issuer on Form 6-K on February 15, 2011.

VimpelCom is furnishing to the SEC on the attached Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K (the

“Form 6-K”) a press release, which was issued on March 9, 2011.

This Form 6-K shall be deemed to be incorporated by reference into the Proxy Statement.

Exhibit List

99.1	Press Release, dated March 9, 2011.

Exhibit 99.1

VIMPELCOM ENTERS THE LAO CELLULAR MARKET

Amsterdam and New York (March 9, 2011) - “VimpelCom Ltd.” (“VimpelCom” or the “Company”) (NYSE: VIP), a leading international provider of telecommunications services, today announced that it has completed its acquisition of Millicom Holding Laos B.V., a company incorporated in the Netherlands (“Millicom”). Millicom holds a 78% interest in Millicom Lao Co., Ltd. a cellular telecom operator with operations in the Lao PDR. VimpelCom paid appr. $ 65 million for the equity and appr. $ 23 million for the repayment of debt, repayment of shareholder loan and intra-group indebtedness. The remaining 22% of Millicom Lao Co., Ltd. is owned by the Government of the Lao PDR. The agreement to acquire Millicom was signed in September 16, 2009, but completion of the transaction was delayed until it received the endorsement of the Lao government.

Alexander Izosimov, Chief Executive Officer of VimpelCom, commented: “We are pleased to announce the closing of our transaction in Laos. South-East Asia remains an important part of VimpelCom’s international expansion strategy. The telecommunications market in South-East Asia has considerable potential, and we are confident in our ability to take advantage of the opportunities this region has to offer”.

About VimpelCom

VimpelCom Ltd. consists of telecommunications operators providing voice and data services through a range of wireless, fixed and broadband technologies. The VimpelCom Ltd. group is headquartered in Amsterdam and has operations in Russia, Ukraine, Kazakhstan, Uzbekistan, Tajikstan, Georgia, Armenia, Kyrgyzstan, Vietnam and Cambodia, covering territory with a total population of about 345 million. VimpelCom Ltd. operating companies provide services under the “Beeline” and “Kyivstar” brands. VimpelCom Ltd.’s ADSs are listed on the New York Stock Exchange under the symbol “VIP”.

About Millicom Lao

Millicom Lao was established as a joint venture between Millicom International Cellular S.A. and the Government of Lao PDR. Millicom Lao commenced commercial operations of its GSM 900/1800 mobile network in April 2003. Within two years Millicom Lao completed its national network roll out covering all major cities. Currently Millicom Lao is one of the leading mobile operators in the country with over 500,000 subscribers as of the end of Feb 2011 and market share of approximately 25% (based on the company data). Millicom Lao holds nationwide GSM 900/1800 license.

Cautionary statement regarding forward-looking statements

This announcement contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts, including statements concerning the anticipated merits of the transaction. Any statement in this announcement that expresses or implies VimpelCom’s intentions, beliefs, expectations or predictions (and the assumptions underlying them) is a forward-looking statement. Forward-looking statements involve inherent risks, uncertainties and assumptions, including, without limitation, the possibility that expected benefits may not materialize. If such risks or uncertainties materialize or such assumptions prove incorrect, actual results could differ materially from those expressed or implied by such forward-looking statements and assumptions. Certain other risks that could cause actual results to differ materially from those discussed in any forward-looking statements include the risk factors described in VimpelCom’s proxy statement furnished to the U.S. Securities and Exchange Commission (the “SEC”) under cover of Form 6-K on February 15, 2011, VimpelCom’s registration statement on Form F-4 filed with the SEC, OJSC VimpelCom’s public filings with the SEC, including its Annual Report on Form 20-F for the year ended December 31, 2009, and other public filings made by the VimpelCom with the SEC, which risk factors are incorporated herein by reference. The forward-looking statements contained in this announcement are made as of the date hereof, and VimpelCom expressly disclaim any obligation to update or correct any forward-looking statements made herein due to the occurrence of events after the issuance of this announcement.

For more information, please contact:

Alexey Subbotin VimpelCom Tel: +31 (0)20 79 77 200 (Amsterdam) Tel: + 7 495 974-5888 (Moscow) Investor_Relations@vimpelcom.com	Mateo Millett FD Tel: 1-617 897-1533 mateo.millett@fd.com